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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016089

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 4 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8- 49580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intrevest Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

10 Rockefeller Plaza, Suite 1015
(No and Street)

New York (City) NY (State) 10020-1903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lowell Dansker (212) 757-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) New York (City) NY (State) 10018-7010 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lowell Dansker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intervest Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Lowell Dansker

Signature

Chief Executive Officer

Title

Notary Public

F. Joseph Rojas
NOTARY PUBLIC, State of New York
No. 4973599
Qualified in Nassau County
Commission Expires October 29, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Exempt
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. or that none exist.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERVEST
SECURITIES CORPORATION

FINANCIAL STATEMENT AND REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2003

INTERVEST SECURITIES CORPORATION

DECEMBER 31, 2003

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Stockholder and
Board of Directors of
Intervest Securities Corporation

We have audited the accompanying statement of financial condition of Intervest Securities Corporation as at December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest Securities Corporation as at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 - 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP

New York, New York
January 27, 2004

INTERVEST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$455,043	
Refundable income taxes	5,682	
Total assets		$460,725

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses		$ 1,500
Stockholder's equity:		
Common stock, no par value; authorized 200 shares; issued and outstanding 100 shares	$ 100	
Additional paid-in capital	322,400	
Retained earnings	136,725	
Total stockholder's equity		459,225
Total liabilities and stockholder's equity		$460,725

The accompanying notes are an integral part of these financial statements.

INTERVEST SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue:		
Commissions - affiliate	$77,100	
Interest income	4,456	
Total revenue		$81,556
Expenses:		
Commissions - officers	42,181	
Professional fees	14,615	
Regulatory fees	14,256	
General and administrative	8,493	
Total expenses		79,545
Income before income taxes		2,011
Provision for income taxes		371
Net income		$ 1,640

The accompanying notes are an integral part of these financial statements.

INTERVEST SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Issued and Outstanding Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2003	100	$100	$ 72,400	$135,085	$207,585
Net income - 2003	-	-	-	1,640	1,640
Additional capital contribution - 2003	-	-	250,000	-	250,000
Balance at December 31, 2003	100	$100	$322,400	$136,725	$459,225

The accompanying notes are an integral part of these financial statements.

INTERVEST SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Operating activities:		
Net income		$ 1,640
Adjustments to reconcile net income to net cash used in operating activities:		
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Refundable income taxes	($ 5,249)	
Accrued expenses	(2,873)	
Total adjustments		(8,122)
Net cash used in operating activities		(6,482)
Cash flow provided by financing activities:		
Proceeds from additional capital contribution		250,000
Increase in cash and cash equivalents		243,518
Cash and cash equivalents, beginning of year		211,525
Cash and cash equivalents, end of year		$455,043
Supplemental Disclosures of Information:		
Cash paid during the year for:		
Income taxes		$ 6,081

The accompanying notes are an integral part of these financial statements.

INTERVEST SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS.

Intervest Securities Corporation ("the Company") was formed as a New York State corporation on August 8, 1996 for the purpose of operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company's application for registration was granted by the Securities and Exchange Commission on September 4, 1996, and NASD membership was approved as of May 13, 1997. As of June 2, 2003, the Company was acquired by and became a wholly owned subsidiary of Intervest Bancshares Corporation ("Bancshares"), a financial holding company listed on the NASDAQ stock exchange. Some of the officers and directors of the Company are also officers and directors of Bancshares.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(c) Cash and Cash Equivalents:

The Company considers money market accounts and other highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d) Commissions:

Commissions are recorded as earned on the accrual basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Concentration of Credit Risk:

The Company places its operating cash account and temporary cash investments with a high credit-quality bank. The total on deposit or invested is generally in excess of the FDIC insurance limit. The Company has not experience any losses due to the aforementioned situation.

NOTE 3 - NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule [Rule 15c3-1(a) (2) (vi)], which requires the maintenance of minimum net capital of $5,000. At December 31, 2003, the Company's net capital was $459,225.

NOTE 4 - RELATED PARTY TRANSACTIONS.

During 2003, all of the Company's commissions were earned in transactions with a company affiliated through common ownership.

The Company utilizes the facilities of affiliated entities. The Company is being charged $100 per month by the affiliates for its share of office rent and telephone cost.

NOTE 5 - INCOME TAXES.

The provision for income taxes consists of current federal taxes.

No temporary differences exist between financial accounting and tax reporting. Commencing as of June 2, 2003, the Company files consolidated federal and combined New York State and City income tax returns with Bancshares and its other subsidiaries. Income taxes are provided as if the Company filed separate returns.

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate follows:

Tax computed based upon the statutory federal rate	$684
Federal rate - income bracket adjustment	(382)
Other	69
Total provision for income taxes	$371

INTERVEST SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2003

Total stockholder's equity	$459,225
Total stockholder's equity qualified for net capital	459,225
Minimum net capital requirement	5,000
Excess net capital	$454,225
Schedule of aggregate indebtedness:	
Accrued expenses	$ 1,500
Ratio of aggregate indebtedness to net capital	.0033 to 1

Statement Pursuant to Rule 17a-5(d)(4):

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIa of Form S-17A-5 was not prepared as there are no material differences between the Company' computation of net capital and the computation contained herein.

INTERVEST SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

The Company does not effect transactions for any customers as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

INTERVEST SECURITIES CORPORATION

INDEPENDENT AUDITORS'
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2003

INTERVEST SECURITIES CORPORATION

DECEMBER 31, 2003

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
1375 BROADWAY
NEW YORK, N.Y. 10018-7010
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder
and Board of Directors of
Intervest Securities Corporation

In planning and performing our audit of the financial statements of Intervest Securities Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Intervest Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Intervest Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Weinick Sanders Leventhal + Co., LLP

New York, New York
January 27, 2004